

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Francis Fuselier
General Counsel
Fluence Energy, Inc.
4601 Fairfax Drive, Suite 600
Arlington, VA 22203

> **Re: Fluence Energy, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 24, 2021**
> **CIK No. 0001868941**

Dear Mr. Fuselier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Filed June 24, 2021

Overview, page 78

1. Please revise to clarify how the number of MW deployed in 2020 compared to 2019 resulted in a change in revenue of more than 500%.

General

2. Please disclose the total economic value of the payments under the Tax Receivable Agreement. Because it appears that you use Adjusted EBITDA as a significant metric for measuring your financial performance and because this measure does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business's total enterprise value and, consequently, the price of the securities you will be

offering in the IPO. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be given more prominence in your prospectus than is currently present. While the current disclosure is descriptive, the Agreement is a key financial arrangement that will materially impact your liquidity and should be featured as a principal topic in the prospectus. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure should adequately and prominently address the fact that the agreement confers significant economic benefits to the counterparties to the Agreement and redirects cash flows to them at the expense of public shareholders.

You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alison Haggerty